SEC FILE NUMBER 0001672326

CUSIP NUMBER 98872F 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐Transition Report on Form 10-K ☐Transition Report on Form 20-F ☐Transition Report on Form 11-K ☐Transition Report on Form 10-Q ☐Transition Report on Form N-SAR For the Transition Period Ended: N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

YUMA ENERGY, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

1177 West Loop South, Suite 1825

Address of Principal Executive Office (Street and Number)

Houston, Texas 70027

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Yuma Energy, Inc. (“we,” “our” or the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) by the prescribed filing deadline (March 31, 2017) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-K within fifteen calendar days of the original prescribed due date.

The Company completed its merger (the “Merger”) with Davis Petroleum Acquisition Corp. (“Davis”) on October 26, 2016. Davis was a privately-held company. Although the Company was the legal acquirer, for financial reporting purposes the Merger was accounted for as a reverse acquisition of the Company by Davis. This resulted in the Company having to fully integrate the Davis accounting software, as well as adopt the historical financials of Davis that were not previously prepared by the Company management. As a result, the Company has been unable to complete the required compilation and verification of certain financial information relating to the Company and the historical Davis financials, which are necessary to complete the Form 10-K by the prescribed filing deadline.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James J. Jacobs	(713)	968-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         Yes  ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes  ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Merger, the Company anticipates that Davis’ (as accounting acquirer) financial statements will change significantly from its prior year’s financial statements. The Company anticipates that, when filed, the Form 10-K will reflect total revenues for the year ended December 31, 2016 of approximately $14.8 million, compared to the total revenues for the year ended December 31, 2015 of $18.6 million. The Company anticipates that, when filed, the Form 10-K will reflect a loss from operations for the year ended December 31, 2016 of approximately $35.3 million, compared to the loss from operations for the year ended December 31, 2015 of $54.6 million. The Company anticipates that, when filed, the Form 10-K will reflect a net loss for the year ended December 31, 2016 of approximately $43.0 million, compared to a net loss for the year ended December 31, 2015 of $63.5 million.

Disclosures About Forward-Looking Statements

The foregoing reflects the Company’s current views about the restatements, the accounting adjustments, its financial statements, its financial condition and performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting entries and practices, any potential government inquiry with respect to the restatements, and the accounting adjustments or the Company’s accounting practices, the ability of the Company to file timely its periodic reports, the impact on the Company’s business and the risks identified in the Company’s periodic filings under the Exchange Act. The Company undertakes no obligation to revise or update publicly any forward-looking statements, except as required by law.

YUMA ENERGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Sam L. Banks
	Name:	Sam L. Banks
Date: March 31, 2017	Title:	President and Chief Executive Officer